Filed Pursuant to Rule 424(b)(5)
Registration No. 333-230723

AMENDMENT NO. 1 DATED June 1, 2020

To Prospectus Supplement dated March 27, 2020

(to Prospectus dated April 12, 2019)

$50,000,000

Common Stock

This Amendment No. 1 to Prospectus Supplement, or this amendment, amends our prospectus supplement dated March 27, 2020, or the prospectus supplement. This amendment should be read in conjunction with the prospectus supplement and the prospectus dated April 12, 2019, each of which are to be delivered with this amendment. This amendment amends only those sections of the prospectus supplement listed in this amendment; all other sections of the prospectus supplement remain as is.

On March 27, 2020, we entered into an Equity Distribution Agreement with JMP Securities LLC, or JMP Securities, relating to shares of our common stock offered by the prospectus supplement, as amended by this amendment. In accordance with the terms of the Equity Distribution Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $50.0 million from time to time through JMP Securities as the sales agent. As of the date of this amendment, we have sold 164,900 shares of our common stock for an aggregate of $579,546 pursuant to the Equity Distribution Agreement.

Our common stock is currently listed on the Nasdaq Global Market under the symbol “ALT.” On May 29, 2020, the last reported sale price of our common stock was $9.28 per share. Based on 20,111,698 shares of outstanding common stock as of May 29, 2020 of which 19,751,571 were held by non-affiliates as of such date, and a per share price of $9.28 as of May 29, 2020, the last reported sales price of our common stock on the Nasdaq Global Market on such date, the aggregate market value of our outstanding common stock held by non-affiliates is approximately $183 million.

Sales of our common stock, if any, under the prospectus supplement, as amended by this amendment, may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. JMP Securities will act as sales agent and use commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between JMP Securities and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

JMP Securities will be entitled to compensation at a commission rate equal to 3.0% of the aggregate gross sales. In connection with its sale of common stock on our behalf, JMP Securities will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of JMP Securities will be deemed to be underwriting commissions or discounts.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” on page S-4 of this amendment, and under similar headings in the prospectus supplement dated March 27, 2020 and in the documents that are incorporated by reference into the prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this amendment, the prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

JMP Securities

The date of this Amendment No. 1

to Prospectus Supplement is June 1, 2020.

Amendment No. 1 to Prospectus Supplement

S-i

ABOUT THIS AMENDMENT TO PROSPECTUS SUPPLEMENT

The prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under the shelf registration process, we may offer shares of our common stock having an aggregate offering price of up to $250,000,000. Under the prospectus supplement dated March 27, 2020, as amended by this amendment, we may offer shares of our common stock having an aggregate offering price of up to $50,000,000 from time to time at prices and on terms to be determined by market conditions at the time of offering. These sales, if any, will be made pursuant to the terms of the Equity Distribution Agreement entered into between us and JMP Securities on March 27, 2020, a copy of which is incorporated by reference into the prospectus supplement.

Before you invest, you should carefully read this amendment, the prospectus supplement, the accompanying prospectus, all information incorporated by reference herein and the additional information described under “Where You Can Find More Information” and “Incorporation of Documents by Reference”. These documents contain information you should consider when making your investment decision. To the extent that any statement that we make in this amendment, the prospectus supplement and the accompanying prospectus is inconsistent with statements made in the accompanying prospectus or in any documents incorporated by reference, the statements made in this amendment or the prospectus supplement will be deemed to modify or supersede those made in such documents incorporated by reference; however, if any statement in one of these documents is inconsistent with a statement in another document having a later date and that is incorporated by reference herein, the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained or incorporated by reference in this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and any free writing prospectus we provide you. We have not, and JMP Securities has not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and JMP Securities is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this amendment, the prospectus supplement, the accompanying prospectus, the documents incorporated by reference herein and any free writing prospectus we provide you is accurate only as of the date on those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this amendment, the prospectus supplement, the accompanying prospectus, including the documents incorporated by reference herein, when making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of the prospectus supplement and the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference.” The distribution of this amendment, the prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. Persons outside the United States, or the U.S., who come into possession of this amendment, the prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this amendment, the prospectus supplement and the accompanying prospectus outside the U.S. This amendment, the prospectus supplement and the accompanying prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this amendment, the prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise indicated, information contained in this amendment, the prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this amendment, the prospectus supplement, and the accompanying prospectus, in our Annual Report for the year ended December 31, 2020, as filed with the SEC on March 27, 2020 and our Quarterly Report for the quarter ended March 31, 2020, as filed with the SEC on May 13, 2020, as amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, which are incorporated by reference into the prospectus supplement. These and other important factors could cause our future performance to differ materially from our assumptions and estimates.

General information about us can be found on our website at www.altimmune.com. We have included our website address in this prospectus solely as an inactive textual reference.

THE OFFERING

Common stock offered by us	Shares of our common stock having an aggregate offering price of up to $50.0 million.

Common stock outstanding immediately following the offering	25,437,178 shares, assuming the sale of 5,325,480 shares of our common stock in this offering at an offering price of $9.28, the last reported sale price of our common stock on the Nasdaq Global Market on May 29, 2020.

Manner of offering	“At the market offering” that may be made from time to time through or to JMP Securities as sales agent or principal. See “Plan of Distribution” on page S-6 of this amendment.

Use of proceeds	Our management will retain broad discretion regarding the allocation and use of the net proceeds. We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	Investing in our common stock involves risks. See “Risk Factors” beginning on page S-4 of this amendment and page S-7 of the prospectus supplement and other information included or incorporated by reference into the prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before deciding to invest in our securities.

Nasdaq Global Market symbol	“ALT”

The number of shares of common stock to be outstanding after the offering is based on 20,111,698 shares outstanding as of May 29, 2020 and excludes:

•	1,471,307 shares of our common stock issuable upon the exercise of stock options outstanding as of May 29, 2020, at a weighted average exercise price of $3.57 per share;

•	warrants to purchase an aggregate of 5,782,253 shares of our common stock at an exercise price of $4.66 per share; and

•	2,151,631 shares reserved for issuance under our 2017 Omnibus Incentive Plan and 2018 Inducement Grant Plan.

Recent Developments

On June 1, 2020, we announced that the U.S. Food and Drug Administration cleared our Investigational New Drug application to proceed with a clinical trial of T-COVID, our investigational agent for the treatment of early COVID-19. We expect to initiate a placebo-controlled Phase 1/2 double-blind clinical trial to evaluate the potential of T-COVID to prevent clinical worsening in patients with early COVID-19 in June 2020 and expect a data readout in the fourth quarter of 2020.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and under the heading “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q as well as other information in this amendment, the prospectus supplement and the documents incorporated by reference therein before deciding whether to invest in our securities. Such risks and uncertainties and those discussed below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these risks occur, our business, financial condition and operating results could be harmed, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to This Offering

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The offering price per share in this offering may exceed the pro forma net tangible book value per share of our common stock outstanding prior to this offering. Including (i) the exercise of 4,589,311 warrants for shares of our common stock since March 31, 2020 for gross proceeds of $16.0 million, and (ii) the sale of 164,900 shares of our common stock under the equity distribution agreement with JMP Securities for net proceeds of $0.56 million, and (iii) assuming that an aggregate of 5,325,480 shares of our common stock are sold during the term of the equity distribution agreement with JMP Securities at a price of $9.28 per share, the last reported sale price of our common stock on the Nasdaq Global Market on May 29, 2020, for aggregate gross proceeds of approximately $49.4 million, after deducting commissions and estimated aggregate offering expenses payable by us, you will experience immediate dilution of $5.60 per share, representing the difference between our as adjusted net tangible book value per share as of March 31, 2020 after giving effect to this offering and the assumed offering price. The exercise of outstanding stock options and warrants may result in further dilution of your investment. See the section entitled “Dilution” below for a more detailed illustration of the dilution you would incur if you participate in this offering.

Our pursuit of a potential therapeutic treatment for COVID-19 is at an early stage. We may be unable to produce a therapeutic that successfully treats COVID-19 in a timely manner, if at all, and the therapeutic may never be approved.

The U.S. Food and Drug Administration recently cleared our Investigational New Drug application to proceed with a clinical trial of T-COVID, our investigational agent for the treatment of early COVID-19. We have not yet initiated a clinical trial for T-COVID, and we may experience difficulties or delays in enrolling patients in a clinical trial for T-COVID due to the impact of the global COVID-19 pandemic or other reasons. We may be unable to produce an efficacious and/or approved product for the treatment of patients with early COVID-19 in a timely manner, if at all. If the outbreak is effectively contained or the risk of coronavirus infection is diminished or eliminated before we can successfully develop and manufacture our product candidate, if ever, the commercial viability of such product candidate may be diminished or eliminated. We are also committing financial resources and personnel to the development of this product candidate which may cause delays in or otherwise negatively impact our other development programs, despite uncertainties surrounding the longevity and extent of coronavirus as a global health concern. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our treatment, if developed, may not be effective. In addition, other parties are currently producing therapeutic candidates for early COVID-19 treatment, which may be more efficacious or may be approved prior to T-COVID.

DILUTION

If you purchase our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding as of March 31, 2020. Our net tangible book value at March 31, 2020 was approximately $29.2 million, or $1.90 per share.

After giving effect to (i) the exercise of 4,589,311 warrants for shares of our common stock since March 31, 2020 for gross proceeds of $16.0 million, and (ii) the sale of 164,900 shares of our common stock under the equity distribution agreement with JMP Securities for net proceeds of $0.56 million, our pro forma net tangible book value as of March 31, 2020 was approximately $45.7 million or approximately $2.27 per share of common stock.

After giving further effect to the assumed sale of our common stock during the term of the equity distribution agreement with JMP Securities in the aggregate amount of $49.4 million at an assumed offering price of $9.28 per share, the last reported sale price of our common stock on the Nasdaq Global Market on May 29, 2020, and after deducting commissions and estimated aggregate offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been approximately $93.5 million, or $3.68 per share of common stock. This represents an immediate increase in the net tangible book value of $1.41 per share to our existing stockholders and an immediate dilution in net tangible book value of $5.60 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share		$9.28
Net tangible book value per share as of March 31, 2020	$1.90
Increase in net tangible book value per share attributable to the ATM sales and warrant exercises as of May 29, 2020	$0.37
Pro forma net tangible book value per share as of March 31, 2020, after giving effect to the ATM sales and warrant exercises as of May 29, 2020	$2.27
Increase in pro forma net tangible book value per share attributable to this offering	$1.41

Pro forma as adjusted net tangible book value per share as of March 31, 2020, after giving effect to this offering		$3.68

Dilution per share to new investors purchasing shares in this offering		$5.60

The discussion and table above are based on 15,359,502 shares outstanding as of March 31, 2020 which excludes:

•	1,423,612 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2020, at a weighted average exercise price of $3.59 per share;

•	warrants to purchase an aggregate of 10,370,206 shares of our common stock at an exercise price of $4.14 per share; and

•	2,197,311 shares reserved for issuance under our 2017 Omnibus Incentive Plan and 2018 Inducement Grant Plan.

There were exercises of 4,589,311 warrants after March 31, 2020. If any shares are issued upon exercise of the outstanding warrants to purchase 5,782,253 shares of our common stock as of May 29, 2020, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

PLAN OF DISTRIBUTION

On March 27, 2020, we entered into an Equity Distribution Agreement, or the Agreement, with JMP Securities LLC, or JMP Securities, under which we may issue and sell from time to time shares of our common stock having an aggregate offering price of up to $50,000,000 through or to JMP Securities as sales agent or principal. As of the date of this amendment, we have sold 164,900 shares of our common stock for an aggregate of $579,546 under the Agreement. Sales of our common stock, if any, under the prospectus supplement, as amended by the amendment, may be made in transactions that are deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act.

Each time we wish to issue and sell common stock under the Agreement, we will notify JMP Securities of the number or dollar value of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares that may be sold in any one day, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed JMP Securities, unless JMP Securities declines to accept the terms of the notice, JMP Securities has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable laws, rules and regulations and the rules of Nasdaq to sell such shares of common stock up to the amount specified on such terms. The obligations of JMP Securities under the Agreement to sell our common stock are subject to a number of conditions that we must meet.

JMP Securities will provide written confirmation to us no later than the opening of the trading day on Nasdaq following the trading day in which our common stock is sold under the Agreement. Each confirmation will include the number of shares of common stock sold on the preceding day, the net proceeds to us and the compensation payable by us to JMP Securities in connection with the sales.

We will pay JMP Securities commissions for its services in acting as agent in the sale of our shares. JMP Securities will be entitled to compensation at a commission rate equal to 3.0% of the gross sales price per share of common stock sold under the Agreement. Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse JMP Securities for certain specified expenses, including the fees and disbursements of its legal counsel in connection with entering into the transactions contemplated by the Agreement in an amount not to exceed $50,000.

We estimate that the total expenses for the offering, excluding compensation and reimbursements payable to JMP Securities under the terms of the Agreement, will be approximately $0.35 million.

Settlement for sales of common stock will occur on the second trading day following the date on which any sales are made, or on some other date that is agreed upon by us and JMP Securities in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our shares of common stock as contemplated in the prospectus supplement, as amended by this amendment, will be settled through the facilities of The Depository Trust Company or by such other means as we and JMP Securities agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of common stock on our behalf, JMP Securities will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of JMP Securities will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to JMP Securities against certain civil liabilities, including liabilities under the Securities Act.

The offering pursuant to the Agreement will terminate upon the termination of the Agreement as permitted therein.

JMP Securities and its affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, JMP Securities will not engage in any market making activities involving our common stock while the offering is ongoing under the prospectus supplement, as amended by this amendment.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this amendment and the prospectus supplement will be passed upon for us by Goodwin Procter LLP. Duane Morris LLP is counsel for the sales agent in connection with this offering.